

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Kevin Kwilinski
Chief Executive Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

>   **Re: Berry Global Group, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed November 22, 2023**
>   **File No. 333-275714**

Dear Kevin Kwilinski:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Conlon Danberg at 202-551-4466 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Industrial Applications and Services

cc: Tyler F. Mark, Esq.